Exhibit 99.5

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

1 July 2014

Market update and Director Retirement

Mission NewEnergy Limited (ASX:MBT) today provides the following market update.

Mission continues to work with Benefuels Inc, a USA based technology provider who have developed and successfully validated a ground breaking and patented technology process to use lower costs feedstocks in biodiesel production. Mission’s Group CEO, Mr. Nathan Mahalingam confirmed that “discussions have progressed with identifying a strategic partner in South East Asia to roll the new business out”.

Mission is awaiting the final ruling from the arbitration panel regarding the terminated Indonesian joint venture. The date for the decision reading has been fixed for the 11 July 2014.

The arbitration matter between Mission and the contractor for its 250,000 tpa biodiesel plant in Malaysia, KNM Process Systems Sdn Bhd, is in progress.

Along with the continued restructure of the Group and its operations, two long standing Non-executive Directors, Mr. Dario Amara and Mr. Peter Torre have retired from the Board with effect from 1st July 2014 while Mr. James Garton, Mission’s current Head of Corporate Finance, has been appointed as a Director.

Mr. Amara was appointed as Chairman of the Board at the IPO stage of Mission and has steered the Group through the initial development stage of the business and subsequently through the recent restructure process. Mr. Amara’s commitment to the Group, and in particular his strong leadership on good corporate governance matters has been instrumental in maintaining the Group’s survival to date amidst challenging times.

Mr. Torre was appointed in 2009 to the Board as a non-executive Director and has brought his extensive financial and governance expertise along with sound levels of business judgement to Mission.

The Board of Directors would like to thank Mr Amara and Mr Torre for their invaluable contribution, dedication and commitment to Mission and wish them well in their future endeavours.

Mr. Garton is currently Head of Corporate Finance with the group and brings a deep level of knowledge to the Group on corporate restructuring and funding.

Datuk Zain Yusuf, the current Deputy Chairman will take over as the Chairman of Mission with effect from 1 July 2014.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 61 8 6313 3975 james@missionnewenergy.com